Exhibit 99.1

PROQR THERAPEUTICS N.V.
Index to Unaudited Condensed Consolidated Financial Statements

PAGE
Unaudited Condensed Consolidated Statement of Financial Position at September 30, 2021 and December 31, 2020	1
Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Three and Nine Month Periods ended September 30, 2021 and 2020	2
Unaudited Condensed Consolidated Statement of Changes in Equity for the Nine Month Periods Ended September 30, 2021 and 2020	3
Unaudited Condensed Consolidated Statement of Cash Flows for the Three and Nine Month Periods ended September 30, 2021 and 2020	4
Notes to Unaudited Condensed Consolidated Financial Statements	5

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	September 30,	December 31,
	2021	2020
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	156,141	75,838
Prepayments and other receivables	20,407	3,762
Social securities and other taxes	511	421

Total current assets	177,059	80,021

Property, plant and equipment	17,559	18,601
Investments in associates	92	107
Investments in financial assets	621	—

Total assets	195,331	98,729

Equity and liabilities
Equity
Equity attributable to owners of the Company	128,606	57,091
Non-controlling interests	(585)	(545)
Total equity	128,021	56,546

Current liabilities
Borrowings	1,791	1,135
Lease liabilities	1,395	1,260
Derivative financial instruments	2,263	839
Trade payables	894	221
Current income tax liability	—	—
Social securities and other taxes	546	22
Pension premiums	—	6
Deferred income	19,987	700
Other current liabilities	7,812	6,118

Total current liabilities	34,688	10,301

Borrowings	17,513	16,189
Lease liabilities	15,109	15,693

Total liabilities	67,310	42,183

Total equity and liabilities	195,331	98,729

The notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2021	2020	2021	2020
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Revenue	872	—	1,115	—

Other income	286	251	838	9,188

Research and development costs	(11,124)	(8,304)	(29,764)	(29,716)
General and administrative costs	(4,591)	(2,809)	(12,052)	(10,173)
Total operating costs	(15,715)	(11,113)	(41,816)	(39,889)

Operating result	(14,557)	(10,862)	(39,863)	(30,701)
Finance income and expense	266	(1,863)	(2,491)	(2,024)
Results related to associates	(132)	(84)	(239)	(270)
Gain on recognition of financial asset	—	—	621	—
Results related to financial liabilities measured at fair value through profit or loss	(611)	(305)	(1,373)	(305)

Result before corporate income taxes	(15,034)	(13,114)	(43,345)	(33,300)
Income taxes	(35)	(75)	(95)	(86)

Result for the period	(15,069)	(13,189)	(43,440)	(33,386)
Other comprehensive income (foreign exchange differences on foreign operation)	206	(255)	461	(134)

Total comprehensive income	(14,863)	(13,444)	(42,979)	(33,520)

Result attributable to
Owners of the Company	(15,047)	(13,181)	(43,400)	(33,348)
Non-controlling interests	(22)	(8)	(40)	(38)
	(15,069)	(13,189)	(43,440)	(33,386)
Total comprehensive income attributable to
Owners of the Company	(14,841)	(13,436)	(42,939)	(33,482)
Non-controlling interests	(22)	(8)	(40)	(38)
	(14,863)	(13,444)	(42,979)	(33,520)

Share information
Weighted average number of shares outstanding[1]	68,263,034	50,143,262	61,804,367	50,017,990

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]	(0.22)	(0.26)	(0.70)	(0.67)
Diluted loss per share[1]	(0.22)	(0.26)	(0.70)	(0.67)

The notes are an integral part of these condensed consolidated financial statements.

1.	For these periods the potential exercise of share options is not included in the diluted earnings per share as the Company was loss-making. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Option premium on convertible loan	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2020	53,975,838	2,159	287,214	16,551	—	151	(211,746)	94,329	(496)	93,833
Result for the period	—	—	—	—	—	—	(33,348)	(33,348)	(38)	(33,386)
Other comprehensive income	—	—	—	—	—	(134)	—	(134)	—	(134)
Recognition of share-based payments	—	2	283	6,218	—	—	—	6,503	—	6,503
Issuance of ordinary shares	100,902	2	270	—	—	—	—	272	—	272
Treasury shares transferred	(299,615)	—	—	—	—	—	—	—	—	—
Recognition of equity component of convertible loan	—	—	—	—	280	—	—	280	—	280
Share options lapsed	—	—	—	(63)	—	—	63	—	—	—
Share options exercised	299,615	—	724	(466)	—	—	466	724	—	724

Balance at September 30, 2020	54,076,740	2,163	288,491	22,240	280	17	(244,565)	68,626	(534)	68,092

Balance at January 1, 2021	54,131,553	2,165	288,757	23,825	280	(189)	(257,747)	57,091	(545)	56,546
Result for the period	—	—	—	—	—	—	(43,400)	(43,400)	(40)	(43,440)
Other comprehensive income	—	—	—	—	—	461	—	461	—	461
Recognition of share-based payments	112,657	5	382	4,435	—	—	—	4,822	—	4,822
Issuance of ordinary shares	20,498,451	820	107,657	—	—	—	—	108,477	—	108,477
Treasury shares transferred	(217,933)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(391)	—	—	391	—	—	—
Share options exercised	338,653	5	1,150	(821)	—	—	821	1,155	—	1,155

Balance at September 30, 2021	74,863,381	2,995	397,946	27,048	280	272	(299,935)	128,606	(585)	128,021

The notes are an integral part of these condensed consolidated financial statements

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Nine month period
	ended September 30,		ended September 30,

	2021	2020	2021	2020
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(15,069)	(13,189)	(43,440)	(33,386)
Adjustments for:
— Depreciation	544	651	1,777	1,703
— Share-based compensation	1,716	1,676	4,435	6,348
— Other income	—	—	—	(8,423)
— Financial income and expenses	(266)	1,863	2,491	2,024
— Results related to associates	132	84	239	270
— Gain on recognition of financial asset	—	—	(621)	—
— Results related to financial liabilities measured at fair value through profit or loss	611	305	1,373	305
— Net foreign exchange gain / (loss)	206	(255)	461	(134)
— Income tax expenses	35	75	95	86

Changes in working capital	4,630	(321)	5,197	(3,440)
Cash used in operations	(7,461)	(9,111)	(27,993)	(34,647)

Corporate income tax paid	(35)	(157)	(95)	(168)
Interest received	—	27	5	118
Interest paid	(561)	(569)	(1,714)	(607)

Net cash used in operating activities	(8,057)	(9,810)	(29,797)	(35,304)

Cash flow from investing activities
Purchases of property, plant and equipment	(175)	(264)	(259)	(806)

Net cash used in investing activities	(175)	(264)	(259)	(806)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	23,223	—	108,477	—
Proceeds from exercise of share options	402	12	1,155	724
Proceeds from borrowings	284	—	853	579
Proceeds from convertible loans	—	13,477	—	13,542
Repayment of lease liability	(347)	(235)	(597)	(542)

Net cash generated by financing activities	23,562	13,254	109,888	14,303

Net increase (decrease) in cash and cash equivalents	15,330	3,180	79,832	(21,807)

Currency effect cash and cash equivalents	1,369	(1,474)	471	(1,296)
Cash and cash equivalents, at beginning of the period	139,442	87,141	75,838	111,950

Cash and cash equivalents at the end of the period	156,141	88,847	156,141	88,847

The notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a development stage company domiciled in the Netherlands that primarily focuses on the development and commercialization of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares are listed on the NASDAQ Global Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 and was reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

●	ProQR Therapeutics Holding B.V. (100%);
●	ProQR Therapeutics I B.V. (100%);
●	ProQR Therapeutics II B.V. (100%);
●	ProQR Therapeutics III B.V. (100%);
●	ProQR Therapeutics IV B.V. (100%);
●	ProQR Therapeutics V B.V. (100%);
●	ProQR Therapeutics VI B.V. (100%);
●	ProQR Therapeutics VII B.V. (100%);
●	ProQR Therapeutics VIII B.V. (100%);
●	ProQR Therapeutics IX B.V. (100%);
●	ProQR Therapeutics I Inc. (100%);
●	Amylon Therapeutics B.V. (80%);
●	Amylon Therapeutics Inc. (80%);

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity. The Company holds an 8% minority shareholding in Yarrow Biotechnology, Inc.

As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V. including its subsidiaries and the ESOP Foundation.

2. Significant Accounting Policies

These condensed consolidated financial statements have been prepared in accordance with the recognition and measurement criteria of IFRS. Certain disclosures required by IAS 34 Interim Financial Statements have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2020. In the opinion of management, all events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period are disclosed in these condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

Revenue is recognized in accordance with the recognition and measurement criteria of IFRS 15 Revenue from contracts with customers.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.

New Standards and Interpretations, which became effective as of January 1, 2021, did not have a material impact on our condensed consolidated financial statements.

4. Critical Accounting Estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Research and development expenditures

Research expenditures are currently not capitalized but are reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

Convertible debt

The terms of our convertible debt agreements are evaluated to determine whether the convertible debt instruments contain both liability and equity components, in which case the instrument is a compound financial instrument. Convertible debt agreements are also evaluated to determine whether they contain embedded derivatives, in which case the instrument is a hybrid financial instrument. Judgement is required to determine the classification of such financial instruments based on the terms and conditions of the convertible debt agreements, the currencies in which the debt instruments are denominated and the Company’s functional currency.

Estimation methods are used to determine the fair values of the liability and equity components of compound financial instruments and to determine the fair value of embedded derivatives included in hybrid financial instruments. The determination of the effective interest used for the host contracts of hybrid financial instruments and the liability

Unaudited Condensed Consolidated Financial Statements

components of compound financial instruments is dependent on the outcome of such estimations. Evaluating the reasonableness of these estimations and the assumptions and inputs used in the valuation methods requires a significant amount of judgement and is therefore subject to an inherent risk of error.

5. Cash and Cash Equivalents

At September 30, 2021, the Company’s cash and cash equivalents were € 156,141,000 as compared to € 75,838,000 at December 31, 2020. The cash balances are held at banks with investment grade credit ratings. The cash at banks is at full disposal of the Company.

6. Property, plant and equipment

At September 30, 2021 and December 31, 2020, property plant and equipment consisted of buildings and leasehold improvements, laboratory equipment and other assets. Buildings and leasehold improvements include a right-of-use asset relating to the lease of our Leiden office and laboratory space, with a carrying amount of € 15,978,000 at September 30, 2021 (December 31, 2020: € 16,775,000).

7. Current liabilities

At September 30, 2021 and December 31, 2020, the other current liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll related accruals and other miscellaneous liabilities.

8. Borrowings

	September 30,	December 31,
	2021	2020
	€ 1,000	€ 1,000
Innovation credit	3,623	2,770
Accrued interest on innovation credit	548	307
Convertible notes	14,564	13,812
Accrued interest on convertible notes	569	435

Total borrowings	19,304	17,324
Current portion	(1,791)	(1,135)
	17,513	16,189

On December 10, 2018 ProQR was awarded an Innovation credit for the sepofarsen program for LCA 10. Amounts will be drawn under this facility from 2018 through 2022. The total credit of € 4.7 million will be used to conduct the Phase 2/3 clinical study for sepofarsen and to finance efforts to obtain regulatory and ethical market approval (NDA/MAA). The credit, including accrued interest of 10% per annum, is repayable depending on ProQR obtaining market approval for sepofarsen. An amount of € 3.6 million had been received as at September 30, 2021. Accumulated interest amounted to € 0.5 million as at September, 2021. The assets that are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

Convertible loans

On July 14, 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Debt Financing. Under the agreement, up to $ 20 million in convertible debt financing is available to the Company in two tranches of $ 10 million each that will mature over a 54 month period and have an interest-only period of 24 months. One tranche of $ 10 million had been drawn down as of September 30, 2021.

Unaudited Condensed Consolidated Financial Statements

A second close of the convertible debt financing agreement was completed on August 6, 2020 with Kreos Capital. Under the second agreement, up to € 10 million in convertible debt financing is available to the Company in two tranches of € 5 million each that will mature over a 54 month period and have an interest-only period of 24 months. One tranche of € 5 million had been drawn down as of September 30, 2021.

Pontifax and/or Kreos may elect to convert the outstanding loans into ProQR ordinary shares at any time prior to repayment at a fixed conversion price. ProQR also has the ability to convert the loans into its ordinary shares, at the same conversion price, if the Company’s stock price reaches a pre-determined threshold. In connection with the loan agreement, the Company issued to Pontifax and Kreos warrants to purchase up to an aggregate of 302,676 shares of its common stock at a fixed exercise price.

Pontifax’ conversion option and warrants are accounted for as embedded derivatives and are recognized separately from the host contract as financial liabilities at fair value through profit or loss. The host contract is recognized at amortized cost.

The Kreos loan is accounted for as a compound financial instrument. The liability component is recognized at amortized cost. The equity component is initially recognized at fair value as option premium on convertible loan and will not be subsequently remeasured. Kreos’ warrants are accounted for as embedded derivatives and are recognized as financial liabilities at fair value through profit or loss.

Convertible loans were issued to Amylon Therapeutics B.V. and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 – 36 months in equal quarterly terms.

9. Lease liabilities

At September 30, 2021 and December 31, 2020, lease liabilities primarily consisted of the Company’s lease of office and laboratory facilities at Zernikedreef in Leiden, the Netherlands.

The lease agreement for our Leiden headquarters, where our main offices and laboratories are located, was put in place on July 1, 2020 and the current lease term is 11 years. The lease agreement may be further extended for subsequent 5 year terms. The carrying amount of the right-of-use asset is disclosed in note 6 Property, plant & equipment.

10. Shareholders’ equity

The authorized share capital of the Company amounting to € 13,600,000 consists of 170,000,000 ordinary shares and 170,000,000 preference shares with a par value of € 0.04 per share. At September 30, 2021, 74,863,381 ordinary shares were issued and fully paid in cash, of which 3,708,810 were held by the Company as treasury shares (December 31, 2020: 3,926,743).

On November 7, 2018, the Company filed a shelf registration statement, which permitted the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units.

On March 31, 2020, the Company entered into a sales agreement, which permitted the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold

Unaudited Condensed Consolidated Financial Statements

in one or more at-the-market offerings with Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co. In 2020, no shares were issued pursuant to this ATM facility.

In January 2021, the Company issued 585,398 ordinary shares under our sales agreement for at-the-market offerings with Citigroup Global Markets Inc. and Cantor Fitzgerald & Co. The gross proceeds from this sale amounted to € 2,767,000, with transaction costs amounting to € 114,000, resulting in net proceeds of € 2,653,000.

In April 2021, the Company consummated an underwritten public offering of 15,923,077 ordinary shares at an issue price of $ 6.50 per share. The gross proceeds from this offering amounted to € 88,115,000 while the transaction costs amounted to € 5,499,000, resulting in net proceeds of € 82,616,000.

In September 2021, the Company issued 3,989,976 shares to Eli Lilly and Company (‘Lilly”) pursuant to the global licensing and research collaboration between the Company and Lilly, resulting in net proceeds of € 23,223,000.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Share options

The Company operates an equity-settled share-based compensation plan, which was introduced in 2013. Options may be granted to employees, members of the Supervisory Board, members of the Management Board and consultants. The compensation expenses included in operating costs for this plan in the nine month period ended September 30, 2021 were € 4,435,000 (nine month period ended September 30, 2020: € 6,218,000), of which € 2,580,000 (nine month period ended September 30, 2020: € 3,331,000) was recorded in general and administrative costs and € 1,855,000 (nine month period ended September 30, 2020: € 2,887,000) was recorded in research and development costs.

11. Revenue

In September 2021, the Company entered into a global licensing and research collaboration with Eli Lilly and Company (‘Lilly’) focused on the discovery, development, and commercialization of potential new medicines for genetic disorders in the liver and nervous system. ProQR and Lilly will use ProQR’s proprietary Axiomer® RNA editing platform to progress new drug targets toward clinical development and commercialization.

Under the terms of the agreement, ProQR is eligible to receive upfront and milestone payments, and royalties on the net sales of any resulting products. Deferred revenue resulting from this transaction amounts to € 19,209,000 as of September 30, 2021. This amount includes the up-front payment (€ 17,272,000) and the premium paid by Lilly on the share issue described in note 10 (€ 2,098,000) and is partly off-set by the revenue recognized in the three-month period ended September 30, 2021 (€ 161,000). The up-front payment of € 17,272,000 is recognized under prepayments and other receivables.

In May 2021, the Company entered into an exclusive worldwide license and discovery collaboration for an undisclosed target with Yarrow Biotechnology, Inc. (“Yarrow”). Under the terms of the agreement, ProQR is eligible to receive upfront and milestone payments, and royalties on the net sales of any resulting products. ProQR also received 8% of the shares of Yarrow’s common stock.

Unaudited Condensed Consolidated Financial Statements

	Nine month period
	ended September 30,

	2021	2020
	€ 1,000	€ 1,000

Eli Lilly collaboration revenue	161	—
Yarrow collaboration revenue	954	—
	1,115	—

12. Other income

	Nine month period
	ended September 30,
	2021	2020
	€ 1,000	€ 1,000

Grant income	808	9,081
Other income	30	107
	838	9,188

On February 9, 2018, the Company entered into a partnership agreement with Foundation Fighting Blindness (FFB), under which FFB has agreed to provide funding of $7.5 million for the pre-clinical and clinical development of QR-421a for Usher syndrome type 2A targeting mutations in exon 13.

In June 2020 ProQR received a final waiver of the full amount of the Innovation credit for the Company’s cystic fibrosis program. Consequently, the carrying amount of €8.4 million, including accumulated interest, was recognized in Other

Income in June 2020.

Grants are recognized in other income in the same period in which the related R&D costs are recognized.

13. Research and development costs

Research and development costs amount to € 29,764,000 for the nine month period ended September 30, 2021 (nine month period ended September 30, 2020: € 29,716,000) and are comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs.

14. General and administrative costs

General and administrative costs amount to € 12,052,000 for the nine month period ended September 30, 2021 (nine month period ended September 30, 2020: € 10,173,000).

15. Results related to associates

In January 2021, ProQR’s associate company Wings Therapeutics Inc. merged into Phoenicis Therapeutics Inc. Consequently, Wings Therapeutics Inc. ceased to exist and the related investment was derecognized. ProQR does not

Unaudited Condensed Consolidated Financial Statements

have significant influence in Phoenicis Therapeutics Inc. Our interest in Phoenicis is recognized as a financial asset, as disclosed in note 16.

As disclosed in note 11, in May 2021, the Company obtained an 8% share in the common stock of Yarrow Biotechnology, Inc. Although ProQR only owns 8% of Yarrow’s shares, the Company has significant influence over Yarrow by virtue of its right to appoint one of Yarrow’s three board members, as well as its participation in Yarrow’s policy-making process, amongst other factors. As such, our interest in Yarrow amounting to € 92,000 at September 30, 2021 is recognized as an investment in associate.

The results related to associates for the nine month period ended September 30, 2021 amounting to € 239,000 consist of a loss on derecognition of Wings Therapeutics Inc. of € 107,000 and ProQR's share in the loss of Yarrow, amounting to € 132,000. The results related to associates for the nine month period ended September 30, 2020 amount to a loss of € 270,000 and consist of our share of the net losses of Wings Therapeutics Inc.

16. Gain on recognition of financial asset

In January 2021, Wings Therapeutics Inc. merged into Phoenicis Therapeutics Inc. by means of a non-cash transaction. ProQR holds a 3.9% interest in Phoenicis Therapeutics Inc.

The gain on recognition of financial asset for the nine month period ended September 30, 2021 of € 621,000 relates to the gain realized on our investment in the equity instruments of Phoenicis Therapeutics Inc. The Company elected to recognize subsequent changes in the fair value of our investment in Phoenicis in Other Comprehensive Income. There have been no changes in the fair value of our investment in Phoenicis since the initial recognition.

17. Income taxes

The current income tax liability amounts to € nil at September 30, 2021 (December 31, 2020: € nil). No significant temporary differences exist between accounting and tax results. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses.

On October 5, 2020, the Dutch State Secretary for Finance submitted an amendment to the Tax Plan 2021 to the House of Representatives, which provides for changes in the loss offset rules. On May 28, 2021, the amendment was substantively enacted. Effective from January 1, 2022, losses may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first € 1 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess.

18. Events after balance sheet date

No significant events occurred after the balance sheet date.